

March 13, 2012

Via E-mail
Teresa Dick
Chief Financial Officer
Diamondback Energy, Inc.
14301 Caliber Drive, Suite 300
Oklahoma City, Oklahoma 73134

> **Re:** **Diamondback Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-179502**

Dear Ms. Dick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3. In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. For example, we note your disclosures under "Management" and "Principal and Selling Stockholder."

4. Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

5. Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common stock on The NASDAQ Global Market. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

6. In each case where you reference other sections of your prospectus, please provide relevant page numbers.

7. We note that you have not filed most of your exhibits. Please file all material exhibits in a timely manner, including the legality opinion and lock-up agreements, in order to facilitate our review of your filing. We may have further comment upon our review.

8. You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

9. Please provide relevant updates with each amendment, such as with respect to your disclosure regarding actions that you intend to take in connection with, or upon completion of, this offering.

10. Please revise your filing to identify Wexford Capital LP and DB Holdings LLC as statutory underwriters, or tell us why you do not believe that they should be identified as statutory underwriters in connection with this offering. Please refer to Section 2(a)(11) of the Securities Act of 1933, as amended.

Prospectus Cover Page

11. Please identify your selling stockholder by name.

12. We note that you have omitted the names of the underwriters. Please include the names of the lead underwriters in your next amendment, or we will defer our review of the registration statement. We will proceed with our review only when the lead underwriters are named in an amendment to the registration statement.

Prospectus Summary, page 1

13. We note your disclosure on page 1 that based on your drilling results and the results of extensive industry activity in the Permian Basin, you believe that risk associated with your vertical drilling program "has been effectively reduced." Please revise your filing to clarify this statement.

14. We note your statement "As of December 31, 2011, our estimated proved oil and natural gas reserves were 24,750 million BOE, or MBOE…." This volume of proved reserves is not consistent with disclosures elsewhere in the document, nor is the defined term MBOE, as used here, consistent with the glossary of oil and natural gas terms. Please revise accordingly.

15. We note your disclosure under this heading explaining that you have a multi-year project inventory of 2,319 identified drilling locations. You also have disclosure on page 77, indicating that as of December 31, 2011, you had 48,588 gross acres. Based on this, it appears you will have on average, one drilling location for every 20.95 acres. As your proved undeveloped reserves are based on 40 acre spacing, according to your disclosure, please tell us why you believe it is appropriate to disclose drilling locations based on spacing of greater density.

Our Business Strategy, page 2

16. We note your disclosure at page 3 that you expect that you will continue to have access to the drilling rigs and service units of Bison Drilling and Field Services LLC in the future, and anticipate that you will have access to the sand to be mined from the land leased by Muskie Holdings, LLC. Please revise to clarify your basis for such statements. For example, please clarify whether your contractual arrangements with Bison and Muskie that you reference at page 3 would provide such access to you.

Risk Factors, page 12

Operating hazards and uninsured risks may result in substantial losses…, page 26

17. We note your disclosure in the above-captioned risk factor concerning operational and financial risks, and your disclosure beginning on page 20 regarding regulatory risks related to hydraulic fracturing. Please revise the above-captioned risk factor to address specifically, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

The marketability of our production is dependent upon transportation…, page 19

18. We note your disclosure in this risk factor that the marketability of your production depends in part upon the proximity of transportation owned by third parties. Please clarify how this risk affects you in the context of the location of your current operations.

We have engaged in transactions with our affiliates and expect to do so in the future…, page 30

19. We note your reference in this risk factor to conflicts. Please revise to provide material examples of such potential conflicts.

Future sales of our common stock, or the perception that such future sales may occur…, page 31

20. We note your reference in this risk factor to certain specific exceptions to the lock-up agreements. Please revise to discuss such exceptions.

Use of Proceeds, page 35

21. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. Please also present the information in tabular form to facilitate clarity. Refer generally to Item 504 of Regulation S-K.

22. Please clarify your statement that you intend to repay outstanding borrowings under your revolving credit facility pending application of the net proceeds for the other specified purposes. For example, if you intend to use the net proceeds to repay amounts outstanding under your credit facility, and then to borrow additional amounts to fund the other referenced activities, please disclose this information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

23. We note your disclosure that as of September 30, 2011 you were a limited liability company treated as a disregarded entity for federal income tax purposes, and your disclosure that you will be subject to federal and state entity-level taxation. Please discuss in this section the anticipated effect of such change with respect to your future financial results.

Business, page 67

Geology, page 73

24. We note your statement, "Debris flows within the Spraberry and Wolfcamp carbonates have been observed on 3-D seismic surveys. Initial tests have confirmed the presence of enhanced reservoir." Please explain to us the nature of these "initial tests" and the attributes of the "enhanced reservoir".

<u>Evaluation and Review of Reserves, page 74</u>

25. Please provide us with the petroleum engineering reports you will (presumably) use as the basis for your December 31, 2011 oil and gas reserves disclosure with us. You may furnish these materials on digital media such as flash drive or compact disk.

    The report should include:

    a) One-line recaps in <u>spread sheet format</u> for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

    b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

    c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories. Please ensure that these schedules and those referenced in b) above include well count, cumulative production and EUR figures;

    d) Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD unproved properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

26. Please amend your document to present a general discussion of the technologies used to establish the reasonable certainty for the proved reserves estimates you have disclosed. Refer to Item 1202(a)(6) of Regulation S-K.

<u>Proved Undeveloped Reserves (PUDs), page 76</u>

27. You disclose that costs incurred to develop PUDs during 2011 were approximately $52.8 million, and that this effort resulted in the conversion of 2,223 MBOE into proved developed reserves. Based on this information, it appears you have incurred development costs of approximately $23.75 per BOE. Using this rate and the estimated development costs you expect to incur over the next five years, it appears you would convert approximately 15,739 MBOE ($373.8MM/$23.75) into proved developed reserves during this period. Given your historical experience and your estimated future expenditures, please describe the conditions which you expect will improve in order to allow conversion of all PUDs to proved developed reserves over the next five years, if this is your view. If you are able to show an appropriate rationale, also submit the disclosure revisions which you would propose to clarify this matter.

28. Please amend your document to disclose separately the 2011 changes in your proved undeveloped reserves due to acquisition and to extensions. Refer to Item 1203(b) of Regulation S-K.

29. We note the change in category from PUD to probable of 6.1 MMBOE due to "changes in booking methodology" used by your third party engineer. With reasonable detail, please explain these changes to us.

Production and Price History, page 77

30. Please update the production, product price and cost table to disclose that information for the year ending December 31, 2011.

Developed and Undeveloped Acreage, page 78

31. We note that about 27% of your net undeveloped acreage expires in 2012. Please tell us whether you have PUD reserves scheduled for drilling beyond 2012 on this acreage and, if so, your remedies to expiry.

Regulation, page 80

Water Discharges, page 81

32. We note your disclosure with respect to some state "groundwater protection programs that require permits." To the extent applicable to your operations, please describe the material effects of compliance with any such programs in the state of Texas, where you conduct your operations. See Item 101(c)(1)(xii) of Regulation S-K requires.

Management, page 89

Our Board of Directors and Committees, page 91

33. We note your disclosure that because you are considered to be controlled by Wexford under The NASDAQ Global Market rules, you are eligible for exemptions from provisions of the rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters, and that you may elect to take advantage of these exemptions. Please revise to clarify which exemptions, if any, you intend to rely upon at the time of your offering.

Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

Employment Agreements, page 97

34. We note your disclosure in this section that certain of your officers have an option to acquire a membership interest in your subsidiary Windsor Permian LLC. Please tell us why you have not disclosed such options in the tabular format required by Item 402(f) of Regulation S-K. In addition, we note your disclosure that upon the contribution of Windsor Permian LLC membership interests to you in connection with the closing of this offering, an option to acquire shares of common stock will be substituted for the original option to acquire membership interests in Windsor Permian LLC. Please quantify the number of shares of your common stock that will be subject to such option for each of your named executive officers.

35. Please revise your filing to clarify your reference in this section to Mr. Stice's "minimum annual bonus." In that regard, your disclosure at page 95 that Mr. Stice is entitled to receive an annual bonus in a specified range upon the achievement of performance goals suggests that a bonus payment is not guaranteed.

36. Please file the employment agreements as exhibits to your filing. See Item 601(b)(10) of Regulation S-K.

Related Party Transactions, page 106

37. Please tell us why you have not disclosed in this section your contractual arrangements with Muskie Holdings LLC. In that regard, we note your reference at page 3 to such arrangements. Please refer to Item 404 of Regulation S-K.

38. We note the transactions with related parties that you describe in this section, as well as your reference at page 3 to your contractual arrangements with Muskie Holdings LLC. We also note that, with the exception of your lease agreement with Fasken Midland, LLC, you have not filed the related agreements. Please file these agreements as exhibits to your filing, or tell us why you believe that you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Principal and Selling Stockholder, page 109

39. Please disclose the number of shares of common stock to be offered for the security holder's account. See Item 507 of Regulation S-K.

Where You Can Find More Information, page 123

40. Please revise your filing to remove any implication that you have not included all material disclosure. For example, we note your statement at page 123 that statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement.

Financial Statements – Windsor Permian LLC and Subsidiaries

Consolidated Statement of Operations (Unaudited)

41. We note from your disclosure in Note 5 that during the nine months ended September 30, 2011 you deconsolidated your investment in Bison Drilling and Field Services LLC, and began reporting your investment under the equity method. Please tell us where the income or loss from this investment is reported in your Consolidated Statement of Operations, and explain how your presentation is consistent with the guidance in FASB ASC 323-10-45-1.

Supplemental Information on Oil and Natural Gas Operations (Unaudited), page F-20

42. Please amend your document to disclose also the information required by ASC 932 for 2011.

Oil and Natural Gas Reserves, page F-23

43. We note your statement, "The Company experienced upward reserve revisions in 2009, due to the pricing recovery in 2009 and the amendments of ASC 932 in ASU 2010-03." Please tell us the portion, if any, of your December 31, 2009 PUD reserves that were scheduled for drilling after 2014 and the reasons for such delay.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Seth R. Molay
      Akin Gump Strauss Hauer & Feld LLP